January 26, 2010
Melissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
101 F St., N.E.
Washington, DC 20549

RE:
Pamrapo Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 12, 2010 by William J. Campbell
File No. 1-18014

Schedule 13D filed by William J. Campbell
Filed January 20, 2010
File No. 5-40552

Dear Ms. Duru:

Set forth below are the responses of William J. Campbell (“Mr. Campbell”) and James P. Dugan (“Mr. Dugan”) to the comments raised by you in your letter dated January 22, 2010 (the “Comment Letter”) regarding the preliminary proxy statement on Schedule 14A filed January 12, 2010 by William J. Campbell (the “Preliminary Proxy Statement”) and the Schedule 13D filed by William J. Campbell on January 20, 2010 (the “Schedule 13D”).  The responses below are in the same order in which the Comment Letter was written with each response immediately following the corresponding comment, each of which is re-typed below.  In addition, the Preliminary Proxy Statement has been revised and, as revised has been filed with the Commission today.  A redlined copy of the revised Preliminary Proxy Statement is enclosed for your convenience.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED JANUARY 12, 2010 BY WILLIAM J. CAMPBELL

General

1.                Please revise the facing page of the Schedule 14A above the heading “Name of Person(s) Filing Proxy Statement, if other than the Registrant,” to indicate that the Schedule 14A filing is being made by each of the participants.  In this regard, we note that Mr. Dugan is serving as co-proxy with Mr. Campbell and is identified as such on the form of proxy card.  Please identify Mr. Dugan as a participant and include his name on the facing page of the Schedule 14A.  For further guidance, see Instruction 3 to Item 4 of Schedule 14A for a definition of the term “participant.”

Response:  The Preliminary Proxy Statement has been revised in response to the Staff’s comment above.

2.                Please revise to include any participant information required by Item 5(a) of Scheduled 14A with respect to Mr. Dugan.

Response:  The Preliminary Proxy Statement has been revised in response to the Staff’s comment above.

Ms. Melissa Campbell Duru
January 26, 2010

3.                We refer you to http://stopthepamrapomergerintobcb.blogspot.com.  It would appear that materials encouraging shareholders to both “vote against” the merger and to “please call [y]our proxy solicitor, The Altman Group” for assistance in voting their shares were made publicly available on November 24, 2009 and December 9, 2009.  None of these materials appear to have been filed as soliciting materials under cover of Schedule 14A on the date of first use.  Please refer to the definition of “solicitation” as defined in Exchange Act Rule 14a-1(l)(iii).  Please supplementally provide us with your analysis of why such materials were not filed under cover of Schedule 14A on the date of first use.  We may have further comment.

Response:  Two letters, one dated November 24, 2009 and the other dated December 9, 2009, copies of which are enclosed herewith as Schedule 1-A and Schedule 1-B, respectively, were mailed to the shareholders of Pamrapo on or about the date of the letters.  In addition, the November 24, 2009 letter was published in The Jersey Journal, a newspaper serving the Bayonne, New Jersey community, on November 27, 2009 and November 30, 2009.  These materials were not filed with the Commission under cover of Schedule 14A in reliance on the exemption pursuant to Rule 14a-2(b) (1) as Mr. Campbell was not seeking the power to act as proxy for a security holder and was not furnishing or otherwise requesting a form of revocation, abstention, consent or authorization.  In addition, no filing of an Notice of Exempt Solicitation was made with the Commission pursuant to Rule 14a-6(g) as the market value of Mr. Campbell’s Pamrapo holdings was not over $5 million.

Please be advised that Mr. Campbell was not responsible for the creation of the blog referenced in the Comment Letter nor was he responsible for any postings on the blog.  Upon receipt of the Comment Letter, Mr. Campbell undertook to identify the source of the blog and learned that his son, Robert Campbell, had taken it upon himself to create the blog and post the letters dated November 24, 2009 and December 9, 2009.  Robert Campbell has agreed to discontinue the blog at William Campbell's request.

We are aware that the 1992 SEC Adopting Release 34-31326 (October 22, 1992) provides that a person who relies on the Rule 14a-2(b) exemption is "deemed to have made an irrevocable election to maintain exempt status throughout the relevant solicitation period."  However unlike most exempt solicitations, Mr. Campbell used his own funds to bring a lawsuit to stop the special meeting of shareholders of Pamrapo, which had been scheduled to take place on December 22, 2009.  In his lawsuit, Mr. Campbell argues that Pamrapo’s directors breached their fiduciary duties of due care and loyalty, and their duty to act in good faith, and acted contrary to those duties, by (i) not disclosing and permitting at least two Pamrapo directors who were also shareholders of BCB, Messrs. Poesl and Doria, to take part in the negotiation, discussion and board vote in favor of the proposed merger despite their conflict-of-interest, (ii) not seeking to maximize shareholder value through the exploration of potential alternative acquisitions and merger opportunities, and (iii) restricting and/or prohibiting potential suitors from making any competing offers to Pamrapo by including onerous “deal protection devices” in the Agreement and Plan of Merger with BCB.

As a result of the lawsuit filed by Mr. Campbell, on December 16, 2009, the Superior Court of New Jersey, Hudson County, Chancery Division (the “Court”), entered an order (the “Order”) enjoining Pamrapo’s directors from further breaching their fiduciary duties to Mr. Campbell and other shareholders and enjoining Pamrapo from conducting its special meeting of shareholders on December 22, 2009.  The Court ordered that the special meeting be conducted on February 11, 2010 so that Mr. Campbell could campaign against the proposed merger between Pamrapo and BCB.  The Court also rejected Pamrapo’s proposal that the December 22, 2009 meeting be permitted to convene and immediately adjourn to preserve the existing record date.  In short, the Court ordered a complete “redo” of the shareholder vote.  On December 21, 2009, the Superior Court of New Jersey, Appellate Division denied Pamrapo’s appeal of the Order.  As a result of the judicial decisions, it was thought that a new relevant solicitation period had commenced.

Ms. Melissa Campbell Duru
January 26, 2010

4.                In a separate section of the proxy, please revise to include a brief discussion of the background involvement of the participants with the company, including any written or other contacts with representative of the company and BCB.  Specifically, please reference any contacts Mr. Campbell had with BCB management or the Board prior to his retirement and in the months following the execution of the merger agreement and leading up to the current solicitation.

Response:  The Preliminary Proxy Statement has been revised to include a section concerning Mr. Campbell’s and Mr. Dugan’s meetings and discussions with representatives of Pamrapo and BCB in response to the Staff’s comment above.

Reasons to Vote Against the Proposed Merger Agreement, page 2

The Merger Can Be Blocked If You Vote Against It, page 2

If obtaining maximum shareholder value is the goal, this is precisely the wrong time to merge and BCB is the wrong merger partner…, page 2

5.                Please revise here and in future filings to avoid presenting assertions of belief as assertions of fact.  Accordingly, please clarify that it is Mr. Campbell’s belief that the current merger with BCB is at the wrong time and with the wrong partner.

Response:  The Preliminary Proxy Statement has been revised  in response to, and all future filings by Mr. Campbell and Mr. Dugan related thereto will be in accord with, the Staff’s comment above.

6.                The caption implies a link between the maximization of shareholder value and both the timing of the merger and merger counter party.  The bullet points that follow the caption do not appear to support the statement that the merger is occurring at “precisely the wrong time.”  Please revise to provide such support or remove the statement.  Further, please revise to clarify that a vote against the merger would not guarantee the achievement of the goal of maximizing shareholder value.

Response:  The Preliminary Proxy Statement has been revised  in response to the Staff’s comment above.

7.                Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials or provided to the staff on a supplemental basis.  Provide us with support for the statements you make with respect to the following:

•	assertions that BCB’s strategy of paying the highest rates on deposits has resulted in increased costs to the bank; and,

•	stating that “over 69% of BCB’s loans were in risky construction and commercial real estate…” (emphasis added).

Where the basis of support is other documents such as the testimony of the FDIC Chairman you cite to or opinions, if any, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Ms. Melissa Campbell Duru
January 26, 2010

Response:  The Preliminary Proxy Statement has been revised  in response to the Staff’s comment above.  In addition, enclosed herewith as Schedule 2 is a marked copy of a transcript, downloaded from the FDIC’s website, of FDIC Chairman Sheila Bair’s statement of October 14, 2009 before the Financial Institutions Subcommittee of the U.S. Senate Banking, Housing and Urban Affairs Committee.

8.                Mr. Campbell discloses his belief that BCB’s loans are in the “risky” construction and commercial real estate loan categories.  Please revise to acknowledge that generalizations regarding the risk level of loans based on the category of loan may not mean that the specific loans within BCB’s unique loan portfolio are, in fact, high risk loans.

Response:  The Preliminary Proxy Statement has been revised  in response to the Staff’s comment above.

9.                Further to our comment above.  The statement in the disclosure that is attributed to the FDIC Chairman references the risk associated with only the commercial real estate loans category and makes no mention of the construction loans category.  Please revise to clarify the distinction made, if any, between construction and commercial real estate loan categories.  Further, if such distinction would be relevant to an understanding of the loans BCB holds, please disaggregate from the total amount, the percentage of loans within each of BCB’s construction versus commercial real estate loan categories.

Response:  The Preliminary Proxy Statement has been revised  in response to the Staff’s comment above.

Why did Pamrapo Choose BCB as a Merger Partner, page 2

10.                 Given the emphasis throughout the disclosure on the BCB shares owned by Pamrapo directors, please revise to provide further context to your statements and clarify the percentage of outstanding BCB shares each director owns each time reference is made to a director’s BCB share ownership.

Response:  The Preliminary Proxy Statement has been revised  in response to the Staff’s comment above.

11.                  The disclosure advises shareholders to be aware of the “significant” conflict of interest stemming from Pamrapo directors’ ownership of BCB shares.  Based on the share ownership levels disclosed in the Company’s Revised Definitive Proxy Statement, it is not apparent that such ownership levels are significant or that that they would cause a “significant” conflict of interest.  Accordingly, please provide further support for the characterization of the “significant” conflict of interest stemming from the Pamrapo directors’ ownership of shares or remove the characterization of the conflict as “significant” based on share ownership levels.

Response:  The Preliminary Proxy Statement has been revised  in response to the Staff’s comment above.

Did the Pamrapo directors who own shares of BCB Common Stock Consider any alternatives…, page 3

12.                 Please explain the statement that “no further action” was taken by the Board following two regional banks’ unsolicited indications of interest in Pamrapo in the spring of 2009.  In this regard, we note disclosure in the revised proxy materials filed by the Company in which the Company acknowledges that the Board discussed the inquiries with their financial advisor in June 2009.  Please revise or advise.

Response:  The Preliminary Proxy Statement has been revised  in response to the Staff’s comment above.

Ms. Melissa Campbell Duru
January 26, 2010

Will Your Pamrapo Branch Survive After the Merger?, page 4

13.                 Revise to provide more balanced disclosure that addresses both the positive and negative consequences of the merger.  For example, we refer you to the soliciting materials filed by BCB Bancorp on December 16, 2009 in which it discloses the relative benefits of the merger, inclusive of benefits that would result in expanded branch hours and service and the provision of community banking services.  In light of the disclosure made by BCB Bancorp, please provide support for Mr. Campbell's belief that following the merger, branch offices “will be closed ... and Pamrapo customers will no longer enjoy the friendly, community bank service that has characterized Pamrapo for years.”  In the alternative, remove such statements.

Response:  The Preliminary Proxy Statement has been revised  to remove the statements referred to in response to the Staff’s comment above.

14.                 Based on objective criteria referenced in your proxy statement regarding the total assets, deposits and shareholders’ equity of Pamrapo and BCB, it would appear that Pamrapo and BCB are similar or comparable companies.  As such, please further explain and provide further support for the statement that the merger “is not and has never been a merger of equals…”

Response:  The Preliminary Proxy Statement has been revised  in response to the Staff’s comment above.

The Special Meeting, page 4

15.                 You indicate that Messrs. Campbell and Dugan may deliberately fail to attend the special meeting for purposes of preventing the establishment of quorum. Please provide a detailed legal analysis of how this proposed course of action is in compliance with Exchange Act Rule 14a-4(e).  Further, supplementally provide us with an analysis of your ability under state law and the company’s constitutive documents, to intentionally fail to attend the meeting and vote proxies that you have solicited in connection with the special meeting and any risk attendant with such plans.  We may have further comment.

Response:  In response to the Staff’s comment above, the Preliminary Proxy Statement has been revised  to delete all references to the possibility that Messrs. Campbell and Dugan would deliberately fail to attend the special meeting to prevent the establishment of a shareholder quorum.

Proxy Solicitation and Expenses, page 10

16.                 It appears that you intend to solicit proxies by mail, telephone, telefax, telegraph, e-mail, newspapers and other publications of general distribution and in person.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Response:  We note the Staff’s comment above and confirm that we understand that, pursuant to Rule 14a-6(b) and (c), all written soliciting materials must be filed with the Commission, under cover of Schedule 14A, no later than the date they are first sent or given to Pamrapo’s shareholders or the persons making the actual solicitation of Pamrapo’s shareholders, as applicable.

17.                 Please see our prior comment.  Please supplementally provide, as appropriate, any and all written materials used in presentations to shareholders in advance of the filing of the preliminary proxy statement.

Response:  Enclosed as Schedule 1-A is a letter dated November 24, 2009 addressed to Pamrapo shareholders from William J. Campbell, which was mailed to Pamrapo’s shareholders on or about November 24, 2009 and published in The Jersey Journal, a newspaper serving the Bayonne, New Jersey community, on November 27, 2009 and November 30, 2009.  Enclosed as Schedule 1-B is a letter dated December 9, 2009 addressed to Pamrapo shareholders from William J. Campbell, which was mailed to Pamrapo’s shareholders on or about December 9, 2009.

Ms. Melissa Campbell Duru
January 26, 2010

18.                 Please see prior comment 16.  Clarify whether you intend to solicit proxies over the Internet.  If so, advise us of whether you plan to solicit via internet chat rooms and tell us which websites you plan to utilize.  Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

Response:  Messrs. Campbell and Dugan do not intend to solicit proxies over the Internet.

Schedule 13D filed January 20, 2010

19.                 We note the filing of Schedule 13D on January 20,2010.  Given Mr. Campbell’s vocal opposition to the merger as expressed in written materials posted on the blog site noted in a prior comment, please advise us of the consideration given to filing the 13D in November 2009 or any point prior to the filing of the preliminary proxy statement.  We may have further comment.

Response:  We note that pursuant to Rule 13d-1(e) (1), a person who has reported that he is the beneficial owner of more than 5% of a class of equity securities in a statement on Schedule 13G is required to file a Statement on Schedule 13D, within 10 days, if that person ”holds the securities with a purpose or effect of changing or influencing control of the issuer, or in connection with or as a participant in any transaction having that purpose or effect.”  Mr. Campbell’s Schedule 13D was filed only after Mr. Campbell filed a proxy statement seeking proxy authority because, until that time, he was merely seeking to maintain the Company’s status quo.   In hindsight, the Schedule 13D should have been filed earlier.  We do note that Mr. Campbell’s position on the merger was widely disclosed in Pamrapo’s filings.

In connection with this response to the Commission’s comments, enclosed as Schedule 3 please find a written statement by Mr. Campbell and Mr. Dugan.

We appreciate your prompt response to this letter and the revised Preliminary Proxy Statement filed today.  In the event that you have any questions regarding our responses or require additional information, please contact me at 973-639-2029.

Very truly yours,

/s/ Michael M. Horn
Michael M. Horn
    Encs.

Schedule 1-A

William J. Campbell Letter dated November 24, 2009 to Pamrapo Shareholders

Vote AGAINST The Pamrapo Merger Into BCB!

November 24, 2009

Dear Fellow Shareholder of Pamrapo Bancorp, Inc.:

As many of you know, I am the recently retired Chief Executive Officer of Pamrapo Bancorp, Inc. (PBCI).  I am also the largest investor and shareholder in Pamrapo.  In fact, I own over 12% of the company.  As a shareholder in Pamrapo, we share a common interest - to protect and to maximize the value of our investment. So please take the time to read this letter and help me to SAVE PAMRAPO and protect our investment!

JUST VOTE “AGAINST”

By now you should have received the proxy materials (including a white proxy card) from Pamrapo Bancorp, Inc.  You and I are being asked to support this so-called “merger of equals” with BCB Bancorp by voting in favor the merger.  In my opinion, this is not a “merger of equals”; rather, it is an ill-conceived plan by some of the Pamrapo directors at the expense of Pamrapo’s shareholders…you and I.  That vote is currently scheduled for December 22, 2009.  If you share my concerns I would urge you to vote “AGAINST”:

•
 Our Share Price Has Dropped.  Pamrapo’s share price has fallen over 22% since the “merger” announcement.  This proposed merger is not creating shareholder value for you - it is destroying your investment and Pamrapo.

•
Why? BCB?  Why would Pamrapo’s directors seek to merge with BCB?  Is it because some of them or their family members secretly own stock in BCB?  I believe that several directors of Pamrapo and/or their family members own stock in BCB.  Did those directors cut the best deal for their fellow BCB shareholders and not for us?  Why else would they agree to a “one-for-one” share exchange when our Pamrapo shares were trading at a much higher price than the BCB shares?  Shouldn't Pamrapo’s board make full disclosure before asking us to exchange our shares at what may be a inferior value?  Shouldn't Pamrapo’s board be taking every step to maximize our investment?  Shouldn't they be working for you the owners of Pamrapo rather than the shareholders of BCB?

•
?BCB is Not Our Equal.  By structuring and calling this proposed merger a “merger of equals”, the board members are hoping that they were not required to seek other banks as merger partners to obtain the best value for your investment.  And a tactic that could cost shareholders like you and me hundreds, thousands and even tens of thousands of dollars.

•
Closing Your Pamrapo Branch?  In my opinion, following the proposed merger with BCB, Pamrapo’s branch offices will be closed, some of our neighbors and friends will lose their jobs, and our customers which I have so proudly served will no longer enjoy the same friendly service that characterized our community bank for decades .

•
They Moved the Goal Line! The Pamrapo board just changed the rules on us!  Until this month, the proposed merger would have been defeated unless the Pamrapo board received favorable votes from more than half of all Pamrapo shares entitled to vote - that required well over 2,000,000 votes cast in favor of the merger!  Without explanation, but recognizing that the merger would likely not be approved by us, the Pamrapo board changed the rules so that the proposed merger need only be approved by obtaining “ in favor” votes from the majority of votes cast.  They didn't change the rules to help the shareholders.  They changed the rules to help themselves and BCB.

Your bank, Pamrapo, does not need this merger to remain a healthy company.  Pamrapo is completely capable of remaining a stand alone bank and not being merged out of existence. Don't these questions make you wonder?  Shouldn't we vote AGAINST the merger until all of these questions are answered to your satisfaction?

If you do not vote, your voice will not be heard and your shares will have no effect on whether or not Pamrapo remains our community bank of choice.

If you have already voted for the merger, you can still change your vote.  If you need assistance in changing your vote or if you no longer have your proxy card, please call The Altman Group toll-free at:  (866) 796-3440.  They can answer your questions and assist you in getting your shares voted.

Since I do not now have the shareholders lists that the Pamrapo board has and will be using to contact you, I do not have access to the identities of the majority of my fellow shareholders.  Please call The Altman Group and provide them with your contact information so that we can contact you directly if necessary regarding this very important matter.

I intend to file a lawsuit to address these grievances regarding the Pamrapo board’s conduct and to preserve the value of Pamrapo shares.

In the meantime, I will be voting “AGAINST” this proposed merger and respectfully request that you do the same.

Please vote “AGAINST” and deposit your proxy card in the mail!

Sincerely,

William J. Campbell

Schedule 1-B

William J. Campbell Letter dated December 9, 2009  to Pamrapo Shareholders

PAMRAPO DIRECTORS ADMIT STOCK OWNERSHIP IN BCB!

December 9, 2009

Dear Fellow Pamrapo Stockholder:

The secret is out! **Five Pamrapo directors have finally admitted that they do own stock in BCB Bancorp, Inc.** while they are telling you to vote for the merger with BCB. Whose interests are they looking out for – yours or the holders of BCB? What's worse, **the Pamrapo directors were never going to tell you** until I forced them to with my lawsuit. They believed you had no right to know of their conflict of interest. To this day, the Pamrapo directors still maintain that it wasn't important for you to know they owned BCB shares when they proposed to merge Pamrapo out of existence and in to BCB.

Fortunately, my lawsuit has forced them to re-solicit your vote because of their actions. In a letter you will be receiving from Pamrapo, management provides you a new proxy card and again encourages you to ignore their conflict and vote for the merger.

You Can Use The New Proxy Card You Receive From Pamrapo To Stop This Ill Conceived "Merger" By Voting **"AGAINST"** The Merger Of Pamrapo And BCB.

This is not and has never been a merger of equals. It is a **takeover of Pamrapo by BCB**. The majority of the Board of Directors and Senior officers of the merged company are slated to come from BCB or own stock in BCB.

Since I retired as CEO of Pamrapo in February, Pamrapo's dividend has been eliminated and the stock price has fallen dramatically. This should not be happening in light of Pamrapo's operating performance. BCB, on the other hand, has what I believe to be over 65% of its loan portfolio invested in riskier construction and commercial loans. In my opinion, BCB has not adequately reserved against possible losses in those portfolios **and the BCB stock you will be receiving if the proposed merger is approved has significantly more risk than our Pamrapo stock.**

Let's Get All The Facts

If you have not voted, or even if you have already voted for the merger and you want to change your mind, you can vote AGAINST the transaction by marking your proxy card "AGAINST" under proposals 1 and 2. Please sign, date and mail the proxy card to Pamrapo immediately.

In your interest and that of all Pamrapo shareholders, please vote "AGAINST" and deposit your proxy card in the mail today.

Sincerely,

William J. Campbell

Schedule 2

FDIC Chairman Bair Statement

FDIC: Speeches & Testimony - 10/14/2009 Page 1 of 9

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Speeches & Testimony

Statement of Sheila C. Bair, Chairman, Federal Deposit Insurance Corporation on Examining the State of the Banking Industry before the Subcommittee on Financial Institutions, Committee on Banking, Housing and Urban Affairs, U.S. Senate, Room 538, Dirksen Senate Office Building
October 14, 2009

Chairman Johnson, Ranking Member Crapo and members of the Subcommittee, I appreciate the opportunity to testify on behalf of the Federal Deposit Insurance Corporation (FDIC) regarding the condition of FDIC-insured institutions and the deposit insurance fund (DIF). While challenges remain, evidence is building that financial markets are stabilizing and the American economy is starting to grow again. As promising as these developments are, the fact is that bank performance typically lags behind economic recovery and this cycle is no exception. Regardless of whatever challenges still lie ahead, the FDIC will continue protecting insured depositors as we have for over 75 years.

The FDIC released its comprehensive summary of second quarter 2009 financial results for all FDIC-insured institutions on August 27. The FDIC's *Quarterly Banking Profile* provided evidence that the difficult and necessary process of recognizing loan losses and cleaning up balance sheets continues to be reflected in the industry's bottom line. As a result, the number of problem institutions increased significantly during the quarter. We expect the numbers of problem institutions to increase and bank failures to remain high for the next several quarters.

My testimony today will review the financial performance of FDIC-insured institutions and highlight some of the most significant risks that the industry faces. In addition, I will discuss the steps that we are taking through supervisory and resolutions processes to address risks and to reduce costs from failures. Finally, I will summarize the condition of the DIF and the recent steps that we have taken to strengthen the FDIC's cash position.

Economy

In the wake of the financial crisis of last Fall and the longest and deepest recession since the 1930s, the U.S. economy appears to be growing once again. Through August, the index of leading economic indicators had risen for five consecutive months. Consensus forecasts call for the economy to grow at a rate of 2.4 percent or higher in both the third and fourth quarters. While this relative improvement in economic conditions appears to represent a turning point in the business cycle, the road to full recovery will be a long one that poses additional challenges for FDIC-insured institutions.

While we are encouraged by recent indications of the beginnings of an economic recovery, growth may still lag behind historical norms. There are several reasons why the recovery may be less robust than was the case in the past. Most important are the dislocations that have occurred in the balance sheets of the household sector and the financial sector, which will take time to repair.

Households have experienced a net loss of over $12 trillion in net worth during the past 7 quarters, which amounts to almost 19 percent of their net worth at the beginning of the period. Not only is the size of this wealth loss unprecedented in our modern history, but it also has been spread widely among households to the extent that it involves declines in home values. By some measures, the average price of a U.S. home has declined by more than 30 percent since mid-2006. Home price declines have left an estimated 16 million mortgage borrowers "underwater" and have contributed to an historic rise in the number of foreclosures, which reached almost 1.5 million in just the first half of 2009.[1]

Household financial distress has been exacerbated by high unemployment. Employers have cut some 7.2 million jobs since the start of the recession, leaving over 15 million people unemployed and pushing

http://www.fdic.gov/news/news/speeches/archives/2009/spoct1409.html 1/24/2010

FDIC: Speeches & Testimony - 10/14/2009 Page 2 of 9

even more people out of the official labor force. The unemployment rate now stands at a 26-year high of 9.8 percent, and may go higher, even in an expanding economy, while discouraged workers re-enter the labor force.

In response to these disruptions to wealth and income, U.S. households have begun to save more out of current income. The personal savings rate, which had dipped to as low as 1.2 percent in the third quarter of 2005, rose to 4.9 percent as of second quarter 2009 and could go even higher over the next few years as households continue to repair their balance sheets. Other things being equal, this trend is likely to restrain growth in consumer spending, which currently makes up more than 70 percent of net GDP.

Financial sector balance sheets also have undergone historic distress in the recent financial crisis and recession. Most notably, we have seen extraordinary government interventions necessary to stabilize several large financial institutions, and now as the credit crisis takes its toll on the real economy, a marked increase in the failure rate of smaller FDIC-insured institutions. Following a five-year period during which only ten FDIC-insured institutions failed, there were 25 failures in 2008 and another 98 failures so far in 2009.

In all, FDIC-insured institutions have set aside just over $338 billion in provisions for loan losses during the past six quarters, an amount that is about four times larger than their provisions during the prior six quarter period. While banks and thrifts are now well along in the process of loss recognition and balance sheet repair, the process will continue well into next year, especially for commercial real estate (CRE).

Recent evidence points toward a gradual normalization of credit market conditions amid still-elevated levels of problem loans. We meet today just one year after the historic liquidity crisis in global financial markets that prompted an unprecedented response on the part of governments around the world. In part as a result of the Treasury's Troubled Asset Relief Program (TARP), the Federal Reserve's extensive lending programs, and the FDIC's Temporary Liquidity Guarantee Program (TLGP), financial market interest rate spreads have retreated from highs established at the height of the crisis last Fall and activity in interbank lending and corporate bond markets has increased.

However, while these programs have played an important role in mitigating the liquidity crisis that emerged at that time, it is important that they be rolled back in a timely manner once financial market activity returns to normal. The FDIC Board recently proposed a plan to phase out the debt guarantee component of the Temporary Liquidity Guarantee Program (TLGP) on October 31st. This will represent an important step towards putting our financial markets and institutions back on a self-sustaining basis. And even while we seek to end the various programs that were effective in addressing the liquidity crisis, we also recognize that we may need to redirect our efforts to help meet the credit needs of household and small business borrowers.

For now, securitization markets for government-guaranteed debt are functioning normally, but private securitization markets remain largely shut down. During the first seven months of 2009, $1.2 trillion in agency mortgage-backed securities were issued in comparison to just $9 billion in private mortgage-backed securities. Issuance of other types of private asset-backed securities (ABS) also remains weak. ABS issuance totaled only $118 billion during the first 9 months of 2009 in comparison to $136 billion during the first 9 months of 2008 and peak annual issuance of $754 billion in 2006.

Significant credit distress persists in the wake of the recession, and has now spread well beyond nonprime mortgages. U.S. mortgage delinquency and foreclosure rates also reached new historic highs in second quarter of 2009 when almost 8 percent of all mortgages were seriously delinquent. In addition, during the same period, foreclosure actions were started on over 1 percent of loans outstanding.[2] Consumer loan defaults continue to rise, both in number and as a percent of outstanding loans, although the number of new delinquencies now appears to be tapering off. Commercial loan portfolios are also experiencing elevated levels of problem loans which industry analysts suggest will peak in late 2009 or early 2010.

Recent Financial Performance of FDIC-Insured Institutions

http://www.fdic.gov/news/news/speeches/archives/2009/spoct1409.html 1/24/2010

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The high level of distressed assets is reflected in the weak financial performance of FDIC-insured institutions. FDIC-insured institutions reported an aggregate net loss of $3.7 billion in second quarter 2009. The loss was primarily due to increased expenses for bad loans, higher noninterest expenses and a one-time loss related to revaluation of assets that were previously reported off balance sheet. Commercial banks and savings institutions added $67 billion to their reserves against loan losses during the quarter. As the industry has taken loss provisions at a rapid pace, the industry's allowance for loan and lease losses has risen to 2.77 percent of total loans and leases, the highest level for this ratio since at least 1984. However, noncurrent loans have been growing at a faster rate than loan loss reserves, and the industry's coverage ratio (the allowance for loan and lease losses divided by total noncurrent loans) has fallen to its lowest level since the third quarter of 1991.[3]

Insured institutions saw some improvement in net interest margins in the quarter. Funding costs fell more rapidly than asset yields in the current low interest rate environment, and margins improved in the quarter for all size groups. Nevertheless, second quarter interest income was 2.3 percent lower than in the first quarter and 15.9 percent lower than a year ago, as the volume of earning assets fell for the second consecutive quarter. Industry noninterest income fell by 1.8 percent compared to the first quarter.

Credit quality worsened in the second quarter by almost all measures. The share of loans and leases that were noncurrent rose to 4.35 percent, the highest it has been since the data were first reported. Increases in noncurrent loans were led by 1-to-4 family residential mortgages, real estate construction and development loans, and loans secured by nonfarm nonresidential real estate loans. However, the rate of increase in noncurrent loans may be slowing, as the second-quarter increase in noncurrent loans was about one-third smaller than the volume of noncurrent loans added in first quarter. The amount of loans past-due 30-89 days was also smaller at the end of the second quarter than in the first quarter. Net charge-off rates rose to record highs in the second quarter, as FDIC-insured institutions continued to recognize losses in the loan portfolios. Other real estate owned (ORE) increased 79.7 percent from a year ago.

Many insured institutions have responded to stresses in the economy by raising and conserving capital, some as a result of regulatory reviews. Equity capital increased by $32.5 billion (2.4 percent) in the quarter. Treasury invested a total of $4.4 billion in 117 independent banks and bank and thrift holding companies during the second quarter, and nearly all of these were community banks. This compares to a total of more than $200 billion invested since the program began. Average regulatory capital ratios increased in the quarter as well. The leverage capital ratio increased to 8.25 percent, while the average total risk-based capital ratio rose to 13.76 percent. However, while the average ratios increased, fewer than half of all institutions reported increases in their regulatory capital ratios.

The nation's nearly 7,500 community banks -- those with less than $1 billion in total assets -- hold approximately 11 percent of total industry assets. They posted an average return on assets of negative 0.06 percent, which was slightly better than the industry as a whole. As larger banks often have more diverse sources of noninterest income, community banks typically get a much greater share of their operating income from net interest income. In general, community banks have higher capital ratios than their larger competitors and are much more reliant on deposits as a source of funding.

Average ratios of noncurrent loans and charge-offs are lower for community banks than the industry averages. In part, this illustrates the differing loan mix between the two groups. The larger banks' loan performance reflects record high loss rates on credit card loans and record delinquencies on mortgage loans. Community banks are important sources of credit for the nation's small businesses and small farmers. As of June 30, community banks held 38 percent of the industry's small business and small farm loans.[4] However, the greatest exposures faced by community banks may relate to construction loans and other CRE loans. These loans made up over 43 percent of community bank portfolios, and the average ratio of CRE loans to total capital was above 280 percent.

As insured institutions work through their troubled assets, the list of "problem institutions" -- those rated CAMELS 4 or 5 -- will grow. Over a hundred institutions were added to the FDIC's "problem list" in the second quarter. The combined assets of the 416 banks and thrifts on the problem list now total almost $300 billion. However, the number of problem institutions is still well below the more than 1,400 identified in 1991, during the last banking crisis on both a nominal and a percentage basis. Institutions

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on the problem list are monitored closely, and most do not fail. Still, the rising number of problem institutions and the high number of failures reflect the challenges that FDIC-insured institutions continue to face.

Risks to FDIC-Insured Institutions

Troubled loans at FDIC-insured institutions have been concentrated thus far in three main areas -- residential mortgage loans, construction loans, and credit cards. The credit quality problems in 1-to-4 family mortgage loans and the coincident declines in U.S. home prices are well known to this Committee. Net chargeoffs of 1- to 4-famly mortgages and home equity lines of credit by FDIC-insured institutions over the past two years have totaled more than $65 billion. Declining home prices have also impacted construction loan portfolios, on which many small and mid-sized banks heavily depend. There has been a ten-fold increase in the ratio of noncurrent construction loans since mid-year 2007, and this ratio now stands at a near-record 13.5 percent. Net charge-offs for construction loans over the past two years have totaled about $32 billion, and almost 40 percent of these were for one-to-four family construction.

With the longest and deepest recession since the 1930s has come a new round of credit problems in consumer and commercial loans. The net charge-off rate for credit card loans on bank portfolios rose to record-high 9.95 percent in the second quarter. While stronger underwriting standards and deleveraging by households should eventually help bring loss rates down, ongoing labor market distress threatens to keep loss rates elevated for an extended period. By contrast, loans to businesses, i.e., commercial and industrial (C&I) loans, have performed reasonably well given the severity of the recession in part because because corporate balance sheets were comparatively strong coming into the recession. The noncurrent loan ratio of 2.79 percent for C&I loans stands more than four times higher than the record low seen in 2007, but remains still well below the record high of 5.14 percent in 1987.

The most prominent area of risk for rising credit losses at FDIC-insured institutions during the next several quarters is in CRE lending. While financing vehicles such as commercial mortgage-backed securities (CMBS) have emerged as significant CRE funding sources in recent years, FDIC-insured institutions still hold the largest share of commercial mortgage debt outstanding, and their exposure to CRE loans stands at an historic high. As of June, CRE loans backed by nonfarm, nonresidential properties totaled almost $1.1 trillion, or 14.2 percent of total loans and leases.

The deep recession, in combination with ongoing credit market disruptions for market-based CRE financing, has made this a particularly challenging environment for commercial real estate. The loss of more than 7 million jobs since the onset of the recession has reduced demand for office space and other CRE property types, leading to deterioration in fundamental factors such as rental rates and vacancy rates. Amid weak fundamentals, investors have been re-evaluating their required rate of return on commercial properties, leading to a sharp rise in "cap rates" and lower market valuations for commercial properties. Finally, the virtual shutdown of CMBS issuance in the wake of last year's financial crisis has made financing harder to obtain. Large volumes of CRE loans are scheduled to roll over in coming quarters, and falling property prices will make it more difficult for some borrowers to renew their financing.

Outside of construction portfolios, losses on loans backed by CRE properties have been modest to this point. Net charge-offs on loans backed by nonfarm, nonresidential properties have been just $6.2 billion over the past two years. Over this period, however, the noncurrent loan ratio in this category has quadrupled, and we expect it to rise further as more CRE loans come due over the next few years. The ultimate scale of losses in the CRE loan portfolio will very much depend on the pace of recovery in the U.S. economy and financial markets during that time.

FDIC Response to Industry Risks and Challenges

Supervisory Response to Problems in Banking Industry

The FDIC has maintained a balanced supervisory approach that focuses on vigilant oversight but remains sensitive to the economic and real estate market conditions. Deteriorating credit quality has

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caused a reduction in earnings and capital at a number of institutions we supervise which has resulted in a rise in problem banks and the increased issuance of corrective programs. We have been strongly advocating increased capital and loan loss allowance levels to cushion the impact of rising non-performing assets. Appropriate allowance levels are a fundamental tenet of sound banking, and we expect that banks will add to their loss reserves as credit conditions warrant -- and in accordance with generally accepted accounting principles.

We have also been emphasizing the importance of a strong workout infrastructure in the current environment. Given the rising level of non-performing assets, and difficulties in refinancing loans coming due because of decreased collateral values and lack of a securitization market, banks need to have the right resources in place to restructure weakened credit relationships and dispose of other real estate holdings in a timely, orderly fashion.

We have been using a combination of off-site monitoring and on-site examination work to keep abreast of emerging issues at FDIC-supervised institutions and are accelerating full-scope examinations when necessary. Bankers understand that FDIC examiners will perform a thorough, yet balanced asset review during our examinations, with a particular focus on concentrations of credit risk. Over the past several years, we have emphasized the risks in real estate lending through examination and industry guidance, training, and targeted analysis and supervisory activities. Our efforts have focused on underwriting, loan administration, concentrations, portfolio management and stress testing, proper accounting, and the use of interest reserves.

CRE loans and construction and development loans are a significant examination focus right now and have been for some time. Our examiners in the field have been sampling banks' CRE loan exposures during regular exams as well as special visitations and ensuring that credit grading systems, loan policies, and risk management processes have kept pace with market conditions. We have been scrutinizing for some time construction and development lending relationships that are supported by interest reserves to ensure that they are prudently administrated and accurately portray the borrower's repayment capacity. In 2008, we issued guidance and produced a journal article on the use of interest reserves,[5] as well as internal review procedures for examiners.

We strive to learn from those instances where the bank's failure led to a material loss to the DIF, and we have made revisions to our examination procedures when warranted. This self-assessment process is intended to make our procedures more forward-looking, timely and risk-focused. In addition, due to increased demands on examination staff, we have been working diligently to hire additional examiners since 2007. During 2009, we hired 440 mid career employees with financial services skills as examiners and almost another 200 examiner trainees. We are also conducting training to reinforce important skills that are relevant in today's rapidly changing environment. The FDIC continues to have a well-trained and capable supervisory workforce that provides vigilant oversight of state nonmember institutions.

Measures to Ensure Examination Programs Don't Interfere with Credit Availability

Large and small businesses are contending with extremely challenging economic conditions which have been exacerbated by turmoil in the credit markets over the past 18 months. These conditions, coupled with a more risk-averse posture by lenders, have diminished the availability of credit.

We have heard concerns expressed by members of Congress and industry representatives that banking regulators are somehow instructing banks to curtail lending, making it more difficult for consumers and businesses to obtain credit or roll over otherwise performing loans. This is not the case. The FDIC provides banks with considerable flexibility in dealing with customer relationships and managing loan portfolios. I can assure you that we do not instruct banks to curtail prudently managed lending activities, restrict lines of credit to strong borrowers, or require appraisals on performing loans unless an advance of new funds is being contemplated.

It has also been suggested that regulators are expecting banks to shut off lines of credit or not roll-over maturing loans because of depreciating collateral values. To be clear, the FDIC focuses on borrowers' repayment sources, particularly their cash flow, as a means of paying off loans. Collateral is a secondary source of repayment and should not be the primary determinant in extending or refinancing

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loans. Accordingly, we have not encouraged banks to close down credit lines or deny a refinance request solely because of weakened collateral value.

The FDIC has been vocal in its support of bank lending to small businesses in a variety of industry forums and in the interagency statement on making loans to creditworthy borrowers that was issued last November. I would like to emphasize that the FDIC wants banks to make prudent small business loans as they are an engine of growth in our economy and can help to create jobs at this critical juncture.

In addition, the federal banking agencies will soon issue guidance on CRE loan workouts. The agencies recognize that lenders and borrowers face challenging credit conditions due to the economic downturn, and are frequently dealing with diminished cash flows and depreciating collateral values. Prudent loan workouts are often in the best interest of financial institutions and borrowers, particularly during difficult economic circumstances and constrained credit availability. This guidance reflects that reality, and supports prudent and pragmatic credit and business decision-making within the framework of financial accuracy, transparency, and timely loss recognition.

Innovative resolution structures

The FDIC has made several changes to its resolution strategies in response to this crisis, and we will continue to re-evaluate our methods going forward. The most important change is an increased emphasis on partnership arrangements. The FDIC and RTC used partnership arrangements in the past -- specifically loss sharing and structured transactions. In the early 1990s, the FDIC introduced and used loss sharing. During the same time period, the RTC introduced and used structured transactions as a significant part of their asset sales strategy. As in the past, the FDIC has begun using these types of structures in order to lower resolution costs and simplify the FDIC's resolution workload. Also, the loss share agreements reduce the FDIC's liquidity needs, further enhancing the FDIC's ability to meet the statutory least cost test requirement.

The loss share agreements enable banks to acquire an entire failed bank franchise without taking on too much risk, while the structured transactions allow the FDIC to market and sell assets to both banks and non-banks without undertaking the tasks and responsibilities of managing those assets. Both types of agreements are partnerships where the private sector partner manages the assets and the FDIC monitors the partner. An important characteristic of these agreements is the alignment of interests: both parties benefit financially when the value of the assets is maximized.

For the most part, after the end of the savings and loan and banking crisis of the late 1980s and early 1990s, the FDIC shifted away from these types of agreements to more traditional methods since the affected asset markets became stronger and more liquid. The main reason why we now are returning to these methods is that in the past several months investor interest has been low and asset values have been uncertain. If we tried to sell the assets of failed banks into today's markets, the prices would likely be well below their intrinsic value -- that is, their value if they were held and actively managed until markets recover. The partnerships allow the FDIC to sell the assets today but still benefit from future market improvements. During 2009, the FDIC has used loss share for 58 out of 98 resolutions. We estimate that the cost savings have been substantial: the estimated loss rate for loss share failures averaged 25 percent; for all other transactions, it was 38 percent. Through September 30, 2009, the FDIC has entered into seven structured transactions, with about $8 billion in assets.

To address the unique nature of today's crisis, we have made several changes to the earlier agreements. The earlier loss share agreements covered only commercial assets. We have updated the agreements to include single family assets and to require the application of a systematic loan modification program for troubled mortgage loans. We strongly encourage our loss share partners to adopt the Administration's Home Affordable Modification Program (HAMP) for managing single family assets. If they do not adopt the HAMP, we require them to use the FDIC loan modification program which was the model for the HAMP modification protocol. Both are designed to ensure that acquirers offer sustainable and affordable loan modifications to troubled homeowners whenever it is cost-effective. This serves to lower costs and minimize foreclosures. We have also encouraged our loss share partners to deploy forbearance programs when homeowners struggle with mortgage payments due to life events (unemployment, illness, divorce, etc). We also invite our loss share partners to propose other innovative strategies that will help keep homeowners in their homes and reduce the

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FDIC's costs.

In addition, the FDIC has explored funding changes to our structured transactions to make them more appealing in today's environment. To attract more bidders and hopefully higher pricing, the FDIC has offered various forms of leverage. In recent transactions where the leverage was provided to the investors, the highest bids with the leverage option substantially improved the overall economics of the transactions. The overall feedback on the structure from both investors and market participants was very positive.

The Condition of the Deposit Insurance Fund

Current Conditions and Projections

As of June 30, 2009, the balance (or net worth) of the DIF (the fund) was approximately $10 billion. The fund reserve ratio -- the fund balance divided by estimated insured deposits in the banking system -- was 0.22 percent. In contrast, on December 31, 2007, the fund balance was almost $52 billion and the reserve ratio was 1.22 percent. Losses from institution failures have caused much of the decline in the fund balance, but increases in the contingent loss reserve -- the amount set aside for losses expected during the next 12 months -- has contributed significantly to the decline. The contingent loss reserve on June 30 was approximately $32 billion.

The FDIC estimates that as of September 30, 2009, both the fund balance and the reserve ratio were negative after reserving for projected losses over the next 12 months, though our cash position remained positive. This is not the first time that a fund balance has been negative. The FDIC reported a negative fund balance during the last banking crisis in the late 1980s and early 1990s.[6] Because the FDIC has many potential sources of cash, a negative fund balance does not affect the FDIC's ability to protect insured depositors or promptly resolve failed institutions.

The negative fund balance reflects, in part, an increase in provisioning for anticipated failures. The FDIC projects that, over the period 2009 through 2013, the fund could incur approximately $100 billion in failure costs. The FDIC projects that most of these costs will occur in 2009 and 2010. In fact, well over half of this amount will already be reflected in the September 2009 fund balance. Assessment revenue is projected to be about $63 billion over this five-year period, which exceeds the remaining loss amount. The problem we are facing is one of timing. Losses are occurring in the near term and revenue is spread out into future years.

At present, cash and marketable securities available to resolve failed institutions remain positive, although they have also declined. At the beginning of the current banking crisis, in June 2008, total assets held by the fund were approximately $55 billion, and consisted almost entirely of cash and marketable securities (i.e., liquid assets). As the crisis has unfolded, the liquid assets of the fund have been expended to protect depositors of failed institutions and have been exchanged for less liquid claims against the assets of failed institutions. As of June 30, 2009, while total assets of the fund had increased to almost $65 billion, cash and marketable securities had fallen to about $22 billion. The pace of resolutions continues to put downward pressure on cash balances. While the less liquid assets in the fund have value that will eventually be converted to cash when sold, the FDIC's immediate need is for more liquid assets to fund near-term failures.

If the FDIC took no action under its existing authority to increase its liquidity, the FDIC projects that its liquidity needs would exceed its liquid assets next year.

The FDIC's Response

The FDIC has taken several steps to ensure that the fund reserve ratio returns to its statutorily mandated minimum level of 1.15 percent within the time prescribed by Congress and that it has sufficient cash to promptly resolve failing institutions.

For the first quarter of 2009, the FDIC raised rates by 7 basis points. The FDIC also imposed a special assessment as of June 30, 2009 of 5 basis points of each institution's assets minus Tier 1 capital, with a

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cap of 10 basis points of an institution's regular assessment base. On September 22, the FDIC again took action to increase assessment rates -- the board decided that effective January 1, 2011, rates will uniformly increase by 3 basis points. The FDIC projects that bank and thrift failures will peak in 2009 and 2010 and that industry earnings will have recovered sufficiently by 2011 to absorb a 3 basis point increase in deposit insurance assessments. We project that these steps should return the fund to a positive balance in 2012 and the reserve ratio to 1.15 percent by the first quarter of 2017.

While the final rule imposing the special assessment in June permitted the FDIC to impose additional special assessments of the same size this year without further notice and comment rulemaking, the FDIC decided not to impose any additional special assessments this year. Any additional special assessment would impose a burden on an industry that is struggling to achieve positive earnings overall. In general, an assessment system that charges institutions less when credit is restricted and more when it is not is more conducive to economic stability and sustained growth than a system that does the opposite.

To meet the FDIC's liquidity needs, on September 29 the FDIC authorized publication of a Notice of Proposed Rulemaking (NPR) to require insured depository institutions to prepay about three years of their estimated risk-based assessments. The FDIC estimates that prepayment would bring in approximately $45 billion in cash.

Unlike a special assessment, prepaid assessments would not immediately affect the DIF balance or depository institutions' earnings. An institution would record the entire amount of its prepaid assessment as a prepaid expense (asset) as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, the institution would record an expense (charge to earnings) for its regular quarterly assessment for the quarter and an offsetting credit to the prepaid assessment until the asset is exhausted. Once the asset is exhausted, the institution would record an expense and an accrued expense payable each quarter for its regular assessment, which would be paid in arrears to the FDIC at the end of the following quarter. On the FDIC side, prepaid assessments would have no effect on the DIF balance, but would provide us with the cash needed for future resolutions.

The proposed rule would allow the FDIC to exercise its discretion as supervisor and insurer to exempt an institution from the prepayment requirement if the FDIC determines that the prepayment would adversely affect the safety and soundness of the institution.

The FDIC believes that using prepaid assessments as a means of collecting enough cash to meet upcoming liquidity needs to fund future resolutions has significant advantages compared to imposing additional or higher special assessments. Additional or higher special assessments could severely reduce industry earnings and capital at a time when the industry is under stress. Prepayment would not materially impair the capital or earnings of insured institutions. In addition, the FDIC believes that most of the prepaid assessment would be drawn from available cash and excess reserves, which should not significantly affect depository institutions' current lending activities. As of June 30, FDIC-insured institutions held more than $1.3 trillion in liquid balances, or 22 percent more than they did a year ago.[7]

In the FDIC's view, requiring that institutions prepay assessments is also preferable to borrowing from the U.S. Treasury. Prepayment of assessments ensures that the deposit insurance system remains directly industry-funded and it preserves Treasury borrowing for emergency situations. Additionally, the FDIC believes that, unlike borrowing from the Treasury or the FFB, requiring prepaid assessments would not count toward the public debt limit. Finally, collecting prepaid assessments would be the least costly option to the fund for raising liquidity as there would be no interest cost. However, the FDIC is seeking comment on these and other options in the NPR.

The FDIC's proposal requiring prepayment of assessments is really about how and when the industry fulfills its obligation to the insurance fund. It is not about whether insured deposits are safe or whether the FDIC will be able to promptly resolve failing institutions. Deposits remain safe; the FDIC has ample resources available to promptly resolve failing institutions. We thank the Congress for raising our borrowing limit, which was important from a public confidence standpoint and essential to assure that the FDIC is prepared for all contingencies in these difficult times.

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Conclusion

FDIC-insured banks and thrifts continue to face many challenges. However, there is no question that the FDIC will continue to ensure the safety and soundness of FDIC-insured financial institutions, and, when necessary, resolve failed financial institutions. Regarding the state of the DIF and the FDIC Board's recent proposal to have banks pay a prepaid assessment, the most important thing for everyone to remember is that the outcome of this proposal is a non-event for insured depositors. Their deposits are safe no matter what the Board decides to do in this matter. Everyone knows that the FDIC has immediate access to a $100 billion credit line at Treasury that can be expanded to $500 billion with the concurrence of the Federal Reserve and the Treasury. We also have authority to borrow additional working capital up to 90 percent of the value of assets we own. The FDIC's commitment to depositors is absolute, and we have more than enough resources at our disposal to make good on that commitment.

I would be pleased to answer any questions from the members of the Subcommittee.

---

1 Sources: Moody's Economy.com (borrowers "underwater") and FDIC estimate based upon Mortgage Bankers Association, *National Delinquency Survey*, second quarter 2009 (number of foreclosures).

2 Source: Mortgage Bankers Association, *National Delinquency Survey*, Second Quarter 2009

3 Noncurrent loans are loans 90 or more days past due or in nonaccrual status.

4 Defined as commercial and industrial loans or commercial real estate loans under $1 million or farm loans less than $500,000.

5 FDIC, *Supervisory Insights*, http://www.fdic.gov/regulations/examinations/supervisory/insights/sisum08/article01_Primer.html

6 The FDIC reported a negative fund balance as of December 31, 1991 of approximately -$7.0 billion due to setting aside a large ($16.3 billion) reserve for future failures. The fund remained negative for five quarters, until March 31, 1993, when the fund balance was approximately $1.2 billion.

7 Liquid balances include balances due from Federal Reserve Banks, depository institutions and others, federal funds sold, and securities purchased under agreements to resell.

Last Updated 10/14/2009 communications@fdic.gov

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Schedule 3

Statement of William J. Campbell and James P. Dugan

The undersigned acknowledge the following:

•
Mr. Campbell and Mr. Dugan are responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement, any amendment thereto, and any additional proxy solicitation materials related thereto to the extent of their knowledge information and belief as set forth therein;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and

•	Mr. Campbell and Mr. Dugan may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 26, 2010	/s/William J. Campbell
William J. Campbell

/s/James P. Dugan
James P. Dugan